Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
Physicians Realty L.P.
(amounts in thousands)

	Nine Months Ended September 30, 2017		Years Ended December 31,
			2016		2015		2014	2013	Predecessor 2012
Net income (loss)	$29,586		$31,522		$12,741		$(4,418)	$(2,636)	$(2,855)
Adjustment for equity investees	(85)		(115)		(104)		(95)	—	—
Net income (loss) before adjustment for equity investees	29,501		31,407		12,637		(4,513)	(2,636)	(2,855)

Plus fixed charges:
Interest expense	$31,597		$21,540		$9,263		$5,988	$3,785	$4,270
Amortization and write-off of debt issuance costs	1,688		2,324		1,373		919	510	268
Estimated interest portion of rental expense	631		634		430		361	6	6
Fixed charges	33,916		24,498		11,066		7,268	4,301	4,544

Earnings	$63,417		$55,905		$23,703		$2,755	$1,665	$1,689
Ratio of Earnings to Fixed Charges (1)	1.87	x	2.28	x	2.14	x	—	—	—

(1)
The computation of ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges on the basis of our historical financial statements by approximately $4.5 million, $2.6 million and $2.9 million for the years ended December 31, 2014, 2013 and 2012 (Predecessor), respectively.